Exhibit 99.5

Tencent Music Entertainment Group Successfully Listed on Hong Kong Stock Exchange

SHENZHEN, China, September 20, 2022 /PRNewswire/ – Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, announced on September 21, 2022 (Beijing/Hong Kong Time) that it has successfully listed, by way of introduction, its Class A ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”). The Shares are traded on the Main Board of SEHK under the stock code “1698” in board lots of 100 Shares, and the stock short name is “TME.” The Company’s American Depositary Shares (the “ADSs”), each representing two Shares, remain primarily listed and traded on the New York Stock Exchange (the “NYSE”). The Shares listed on the Main Board of the SEHK are fully fungible with the ADSs listed on the NYSE.

Mr. Cussion Pang, Executive Chairman of TME, commented, “We are proud to celebrate our successful listing on the Main Board of The Stock Exchange of Hong Kong. We are truly grateful to our users for being part of our ecosystem and our journey, our employees for being our greatest asset, our partners and investors for their trust in us, and all those who have supported us in making this achievement possible. Going forward, we will continue to expand the frontier of music entertainment, elevating its role in people’s lives and shaping the future of China’s digital music industry while sharing our success with all of our stakeholders.”

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to use technology to elevate the role of music in people’s lives by enabling them to create, enjoy, share and interact with music. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415